EXHIBIT 99.1

Lifeway Foods, Inc. For Immediate Release

Lifeway Foods Reports Record 1st Quarter 2010 Revenues and Earnings

-	Revenues Up 16%

-	Gross Profit Increases 26%; Q1 2010 Gross Margins up to 44% from 40% in Q1 2009

-	Q1 2010 Net income up 14% to $1,768,689 or $.11 EPS vs. $1,547,466 or $.09 EPS in Q1 2009

Morton Grove, IL—May 17, 2010—Lifeway Foods, Inc., (Nasdaq: LWAY), makers of the nutritious, probiotic dairy beverage called kefir, announced today for the first quarter ended March 31, 2010, total group sales increased by $2,228,079, (approximately 16%) to $15,964,159 during the three month period ended March 31, 2010 from $13,736,080 during the same three month period in 2009. This increase is primarily attributable to increased sales and awareness of Lifeway’s flagship line, Kefir.

Cost of goods sold as a percentage of sales excluding depreciation expense was approximately 54% during the first quarter 2010, compared to about 58% during the same period in 2009. The decrease was primarily attributable to the fluctuating cost of conventional milk, our largest raw material.  Gross profit increased approximately 26% during the first quarter 2010, when compared with the same period in 2009.

Operating expenses as a percentage of sales was approximately 26% during the first quarter 2010, compared to about 22% during the same period in 2009.   This increase is primarily attributable to the increase in selling and marketing related expenses as the company increased its budget for advertising and marketing promotions.

Total net income was $1,768,689 or $.11 per share for the first quarter ended March 31, 2010, compared with $1,547,466 or $.09 per share in the same period in 2009.  This represents a 14% increase in net income for the first quarter 2010 when compared to the same period in 2009.

The Company had a net increase in cash and cash equivalents of $45,079 during the first quarter of 2010 when compared to the same period in 2009.  The Company had cash and cash equivalents of $652,177 as of March 31, 2010, compared with cash and cash equivalents of $607,098 as of March 31, 2009.

Total assets were $52,935,588 as of March 31, 2010, which is an increase of $4,108,377 when compared to March 31, 2009.  This is primarily due to the increase in the value of the Company’s property, plant and equipment was $14,481,822 as of March 31, 2010, which is an increase of $757,899 from March 31, 2009.

Total current liabilities were $9,020,702 as of March 31, 2010, which is a decrease of $1,239,781 when compared to March 31, 2009.  This is primarily due the Company’s repayment of current notes payables of $2,248,647.

Long term notes payables decreased by $1,874,167 as of March 31, 2010, when compared to March 31, 2009.  The balance of the long term notes payable as of March 31, 2010 was $6,502,222.

Total stockholder’s equity was $34,094,391 as of March31, 2010, which is an increase of $5,667,111 when compared to March 31, 2009.  This is primarily due the increase in retained earnings by $5,790,925 as of March 31, 2010, when compared to March 31, 2009.

The Company also recently announced a new share repurchase program of up to 200,000 additional shares.

About Lifeway Foods

Lifeway, recently named Fortune Small Business' 97th Fastest Growing Small Business, and one of only 4 companies to ever be named to the list four straight years in a row, is America's leading supplier of the cultured dairy product known as kefir, and now America’s only supplier of Organic Kefir. Lifeway Kefir is a dairy beverage that contains Lifeway's exclusive 10 Live and Active probiotic cultures. While most regular yogurt only contains two or three of these "friendly" cultures, Lifeway kefir products offer more nutritional benefits. Lifeway offers 12 different flavors of its Kefir beverage, Organic Kefir and SoyTreat (a soy based kefir). Lifeway recently introduced a series of innovative new products such as pomegranate kefir, Greek-style kefir, a children’s line of organic kefir products called ProBugs (TM) in a no-spill pouch in kid-friendly flavors like Orange Creamy Crawler and Sublime Slime Lime, and a line of organic whole milk kefir. Lifeway also produces a line of products marketed in US Hispanic communities, called La Fruta, Drinkable Yogurt (yogurt drinks distinct from kefir). In addition to its line of Kefir products, the company produces a variety of cheese products and recently introduced a line of organic pudding called It's Pudding!

Live conference calls will now be on an annual basis to discuss fiscal full year results.  For more information, contact Lifeway Foods, Inc. at (847) 967-1010 or e-mail at info@lifeway.net and visit http://www.lifeway.net .

This news release contains forward-looking statements. Investors are cautioned that actual results may differ materially from such forward-looking statements. Forward-looking statements involve risks and uncertainties including, but not limited to, competitive pressures and other important factors detailed in the Company's reports filed with the Securities and Exchange Commission.

	(Unaudited)
	Three Months Ended
	March 31,
	2010	2009

Sales	15,964,159	13,736,080

Cost of goods sold	8,618,999	8,000,052
Depreciation expense	403,375	216,774

Total cost of goods sold	9,022,374	8,216,826

Gross profit	6,941,785	5,519,254

Selling Expenses	2,527,473	1,307,925
General and Administrative	1,490,157	1,497,126
Amortization expense	175,760	170,690

Total Operating Expenses	4,193,390	2,975,741

Income from operations	2,748,395	2,543,513

Other income (expense):
Interest and dividend income	54,508	62,211
Rental Income	1,235	9,347
Interest expense	(95,942)	(154,383)
Loss on Disposition of Equipment	—	—
Loss on sale of marketable securities, net	(29,259)	(149,790)
Total other income (Expense)	(69,458)	(232,615)

Income before provision for income taxes	2,678,937	2,310,898

Provision for income taxes	910,248	763,432

Net income	$1,768,689	$1,547,466

Basic and diluted earnings per common share	0.11	0.09

Weighted average number of shares outstanding	16,761,774	16,846,671

	(Unaudited)
	March 31,
	2010	2009

Cash flows from operating activities:
Net income	$1,768,689	$1,547,466

Adjustments to reconcile net income to net cash flows from operating activities, net of acquisition:
Depreciation and amortization	579,135	387,464
Loss on sale of marketable securities, net	29,259	149,790
Loss on disposition of assets	—	—
Deferred income taxes	(222,915)	8,549
Treasury stock issued for compensation	31,159	51,160
Decrease in allowance for doubtful accounts	—	—
(Increase) decrease in operating assets:
Accounts receivable	(1,726,610)	(1,136,258)
Other receivables	677	106,826
Inventories	(572,849)	28,242
Refundable income taxes	832,063	(155,386)
Prepaid expenses and other current assets	2,250	(13,965)
Increase (decrease) in operating liabilities:
Accounts payable	352,627	401,833
Accrued expenses	22,919	94,334
Margin payable	—	423,032
Accrued income taxes	—	(197,694)
Net cash provided by (used in) financing activities	1,096,404	1,695,393

Cash flows from investing activities:
Purchases of marketable securities	(356,498)	(1,757,574)
Sale of marketable securities	531,455	2,318,620
Purchases of property and equipment	(603,015)	(349,849)
Acquisition of Fresh Made, net of cash acquired	—	(2,850,888)
Net cash used in investing activities	(428,058)	(2,639,691)

Cash flows from financing activities:
Proceeds of note payable	—	1,729,990
Checks written in excess of bank balances	190,482	—
Purchases of treasury stock, net	(340,105)	(101,628)
Repayment of notes payable	(496,953)	(354,214)
Net cash (used in) provided by in financing activities	(646,576)	1,274,148

Net increase in cash and cash equivalents	21,770	329,850

Cash and cash equivalents at the beginning of the period	630,407	277,248

Cash and cash equivalents at the end of the period	$652,177	$607,098